Shareholder meeting results (Unaudited)
April 29, 2019  annual meeting
At the meeting, a proposal to fix the
number of Trustees at 12 was approved as follows:

Votes for   Votes against   Abstentions
 44,971,302   1,444,069      918,214

At the meeting, each of the nominees for Trustee was elected as follows:

                Votes for   Votes withheld
Liaquat Ahamed    45,305,030 	 2,028,559
Ravi Akhoury      45,252,475 	 2,081,113
Barbara M. Baumann 45,437,938 	 1,895,650
Jameson A. Baxter  46,172,434 	 1,161,154
Katinka Domotorffy  45,434,091 	 1,899,497
Catharine Bond Hill  45,427,436  1,906,151
Paul L. Joskow      45,378,003 	 1,955,584
Kenneth R. Leibler  45,429,051 	 1,904,537
Robert E. Patterson 45,397,426 	 1,936,162
George Putnam, III  46,170,126 	 1,163,462
Robert L. Reynolds 45,443,931 	 1,889,657
Manoj P. Singh     45,265,860	2,067,729




All tabulations are rounded to the nearest whole number.